Wells Fargo Advantage Funds [logo]

Evergreen Investments [logo]

Product Alert

Integration Update

April 14, 2010

Proposed Reorganization of the Evergreen Asset Allocation Fund: Frequently Asked Questions

A definitive prospectus/proxy statement that proposes the reorganization of the Evergreen Asset Allocation Fund was filed with the Securities and Exchange Commission (SEC) on April 14, 2010. The proxy seeks shareholder approval for the reorganization of the Evergreen Asset Allocation Fund as a newly created Wells Fargo Advantage Asset Allocation Fund. The proposed reorganization is expected to be a nontaxable event for U.S. federal income tax purposes.

Please note that the newly created Wells Fargo Advantage Asset Allocation Fund will be a different investment option than the current Wells Fargo Advantage Index Allocation Fund, which was formerly named the Wells Fargo Advantage Asset Allocation Fund.

The prospectus/proxy statement is one of 11 proxy statements expected to be filed with the SEC by April 2010 as part of an overall plan to reorganize the Evergreen Funds into the Wells Fargo Advantage Funds® family.

The following questions and answers are intended for shareholders and investment professionals who have questions about the proposed reorganization of the Evergreen Asset Allocation Fund.

Overview

What reorganization proposal are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the reorganization of their target Evergreen Asset Allocation Fund into a newly created acquiring Wells Fargo Advantage Asset Allocation Fund. The Evergreen Asset Allocation Fund will transfer all of its assets and liabilities to a newly created Wells Fargo Advantage Asset Allocation Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the reorganization, shareholders will hold the shares of the Wells Fargo Advantage Asset Allocation Fund with a total dollar value equal to the total dollar value of the shares of the Evergreen Asset Allocation Fund that they held before the closing. (This reorganization is described in combined prospectus/proxy statements as a “shell” reorganization.)

Fund Reorganization Subject to Shareholder Approval

Current Evergreen Fund	New Wells Fargo Advantage Fund Name	Portfolio Manager	Anticipated Effective Date (Close of Business)
Evergreen Asset Allocation Fund	Wells Fargo Advantage Asset Allocation Fund	Ben Inker GMO	July 16, 2010

Will the proposed reorganization result in any federal tax liability for shareholders?

No. The proposed reorganization is expected to be a nontaxable event for U.S. federal income tax purposes.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved the proposal?

Yes. The Boards have unanimously agreed that this reorganization is in the Evergreen Asset Allocation Fund’s best interests and recommend that shareholders cast a favorable vote.

What is the timeline for the reorganization?

Time Frame	Event
March 10, 2010	Record date for special shareholder meeting.
April 2010	Proxy materials will be mailed to shareholders of record as of March 10, 2010.
June 8, 2010

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m., Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

July 16, 2010	If approved by shareholders, the reorganization will occur on or about July 16, 2010, at the close of business.

A proxy vote allows record-date fund shareholders to cast a vote without attending the shareholder meeting on June 8, 2010.

Who is entitled to vote?

Shareholders who owned shares of the Evergreen Asset Allocation Fund on the record date, which is March 10, 2010, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their vote. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the Fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in any of the following ways:

Signing and returning the proxy ballot by mail prior to the shareholder meeting.

Calling the toll-free number listed on their proxy ballot. To vote by telephone, shareholders will need the control number printed on the ballot.

Going online to the Web site listed on their proxy ballot and following the instructions. To vote online, shareholders will need the control number printed on the ballot.

Personally attending and voting at the shareholder meeting on June 8, 2010.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy vote by mail. They may call the proxy solicitation firm, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an e-mail confirmation.

What if shareholders do not approve the reorganization of the Evergreen Asset Allocation Fund?

If this occurs, the reorganization will not take place, and the Boards of Trustees will determine an appropriate course of action.

Proxy Solicitation Process

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday. The Altman Group may transfer shareholders to Evergreen InvestmentsSM if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote using the automated phone service by calling the toll-free number listed on their proxy ballot. They may vote online by following the instructions provided on their proxy ballot.

If shareholders approve the proposal, when will the reorganization take effect?

Upon shareholder approval, the reorganization of the Evergreen Asset Allocation Fund is expected to become effective after close of business on July 16, 2010.

Will anyone call shareholders regarding the proxy?

An independent proxy solicitor, The Altman Group, may contact shareholders regarding this proxy.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management, LLC, Evergreen Investments Management Company, LLC, or one of their affiliated companies will pay for all expenses incurred for this proxy solicitation. The expenses will not be charged to the Funds or to the Funds’ shareholders.

Whomcan shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship manager, investment professional, or Evergreen Investments at 1-800-343-2898 from 9 a.m. to 6 p.m. Eastern Time, Monday through Friday. If they have any questions about how to vote, they may call our proxy solicitor, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday.

Reorganization Process

Can shareholders exchange or redeem their shares before the proposed merger takes place?

Yes. Shareholders of the Evergreen Asset Allocation Fund may exchange their shares for shares of another Fund within the Evergreen Funds family, or redeem their shares, at any time before the proposed reorganization takes place. If shareholders choose to do so, their request will be treated as a normal exchange or redemption of shares and may be a taxable transaction or subject to any applicable deferred sales charges. Shareholders may also make subsequent purchases of shares of their Evergreen Asset Allocation Fund prior to the proposed reorganization.

What share classes will current Evergreen Funds shareholders own after the proposed reorganization?

Shareholders who own this target Evergreen Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Evergreen Asset Allocation Fund	A	Wells Fargo Advantage Asset Allocation Fund	A
	B		B
	C		C
	I		Administrator
	R		R

How do the expenses of each share class of the acquiring Wells Fargo Advantage Asset Allocation Fund compare to the target Evergreen Asset Allocation Fund?

Fund expenses (after any applicable waivers) will be the same or lower for each share class. Complete information about acquiring Fund expenses can be found in the combined prospectus/proxy statement.

Additional Information About the Proposed Fund Family Integration

Where can I find detailed information about the mapping of share classes for all of the Funds in the proposed lineup?

A Wells Fargo Advantage Funds and Evergreen Funds Merger Conversion Tool is available on our Web sites. Please visit the following links:

Evergreen Investments Web site:

evergreeninvestments.com

Wells Fargo Advantage Funds Web site: wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf.jsp

Following the reorganizations, mergers, and liquidations, how many Wells Fargo Advantage Funds will be offered?

If all of the proposed changes take effect, Wells Fargo Advantage Funds will have a combined total of 128 mutual funds, variable trust funds, and Wells Fargo Managed Account CoreBuilder® Shares.

Following the Fund mergers, what will be the Funds’ Web site address?

After the mergers and reorganizations are complete, all investors will use wellsfargo.com/advantagefunds as the primary Web site address. Until that time, Evergreen Funds investors may continue to visit evergreeninvestments.com. After the mergers and reorganizations, the Evergreen Investments site will redirect to wellsfargo.com/advantagefunds.

What about changes to mailing addresses and telephone numbers?

For now, it’s business as usual for shareholders. Investors will receive the same high level of service that they have always received. We will communicate, well in advance, any changes to our contact information.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

The Fund's investment objective may be changed without a vote of the Fund's shareholders. Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability, and foreign currency fluctuations. Risks of international investing are magnified in emerging or developing markets. Small and mid cap securities may be subject to special risks associated with narrower product lines and limited financial resources compared to their large cap counterparts, and, as a result, small and mid cap securities may decline significantly in market downturns and may be more volatile than those of larger companies due to the higher risk of failure. The return of principal is not guaranteed due to fluctuation in the Fund's NAV caused by changes in the price of individual bonds held by the underlying funds and the buying and selling of bonds by the underlying funds. Bond funds have the same inflation, interest rate, and credit risks as the individual bonds held by the underlying funds. Generally, the value of bond funds rises when prevailing interest rates fall, and falls when interest rates rise. Asset-backed and mortgage-backed securities are generally subject to higher prepayment risks than other types of debt securities, which can limit the potential for gain in a declining interest rate environment and increase the potential for loss in a rising interest rate environment. Mortgage-backed securities may also be structured so that they are particularly sensitive to interest rates. Derivatives involve additional risks including interest rate risk, credit risk, the risk of improper valuation and the risk of non-correlation to the relevant instruments they are designed to hedge or to closely track. High yield, lower-rated bonds may contain more risk due to the increased possibility of default. Leverage may disproportionately increase a fund's portfolio losses and reduce opportunities for gain when interest rates, stock prices, or currency rates are changing. Because the Fund invests primarily in other mutual funds, the Fund will incur fees and expenses indirectly as a shareholder of the underlying funds. For more information regarding the expenses of the underlying funds, see the Fund's prospectus. Consult the Fund’s prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

The Variable Trust Funds are generally available only through insurance company variable contracts.

CoreBuilder Shares are a series of investment options within the separately managed accounts advised or subadvised by Wells Fargo Funds Management, LLC. The shares are fee-waived mutual funds that enable certain separately managed account investors to achieve greater diversification than smaller managed accounts might otherwise achieve.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 122544 04-10